Exhibit 99.1

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of June 30, 2022 and December 31, 2021	F-2
Unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2022 and 2021	F-3
Unaudited condensed consolidated statements of shareholders’ equity for the six months ended June 30, 2021	F-4
Unaudited condensed consolidated statements of shareholders’ equity for the six months ended June 30, 2022	F-5
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2022 and 2021	F-6
Notes to unaudited condensed consolidated financial statements	F-7-F-36

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	9,251	6,890	1,029
Prepaid expenses	4,704	15,136	2,260
Accounts receivable, net	5,554	5,044	753
Amounts due from related parties, net	200	868	130
Inventories, net	490	432	64
Other current assets, net	3,350	3,164	472
Total current assets	23,549	31,534	4,708

Property and equipment, net	20,264	19,142	2,858
Land use rights, net	1,138	1,125	168
Intangible assets, net	8,857	113	17
Goodwill	12,758	–	–
Right-of-use assets	–	8,396	1,253
Long-term investments	923	836	125
TOTAL ASSETS.	67,489	61,146	9,129
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	33,759	5,915	883
Accounts payable	2,732	3,305	494
Advance from customers	4,174	4,563	681
Amounts due to related parties	2,471	1,474	220
Lease liability-current	–	1,029	154
Accrued expenses and other current liabilities	19,770	20,639	3,081
Total current liabilities	62,906	36,925	5,513

Deferred tax liabilities	2,158	–	–
Lease liability-non-current	–	7,530	1,124
Other long-term liabilities	1,107	1,094	163
TOTAL LIABILITIES.	66,171	45,549	6,800
Commitments and contingencies
Shareholders’ equity (deficit):
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 16,604,402 and 37,591,891 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	1,096	2,478	370
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,773,100 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	185	185	28
Additional paid-in capital	465,334	527,208	78,710
Accumulated deficit	(475,646)	(523,721)	(78,189)
Accumulated other comprehensive income	4,532	4,370	652
Total AnPac Bio-Medical Science Co., Ltd. shareholders’ equity (deficit)	(4,499)	10,520	1,571
Non-controlling interests	5,817	5,077	758
Total shareholders’ equity	1,318	15,597	2,329

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	67,489	61,146	9,129

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Revenues-third parties	9,140	3,972	588
Revenues-related parties	116	1,241	191
Total revenues	9,256	5,213	779
Cost of revenues	(3,574)	(1,832)	(274)

Gross Profit	5,682	3,381	505

Operating expenses:
Selling and marketing expenses	(10,812)	(5,357)	(800)
Research and development expenses	(5,616)	(4,330)	(646)
General and administrative expenses	(41,570)	(23,796)	(3,553)
Impairment of intangible assets	–	(7,911)	(1,181)
Impairment of goodwill	–	(12,758)	(1,905)

Loss from operations	(52,316)	(50,771)	(7,580)

Non-operating income and expenses:
Interest expense, net	(2,220)	(192)	(29)
Foreign exchange loss, net	(173)	(506)	(76)
Share of net loss in equity method investments	(120)	(87)	(13)
Other income, net	1,442	472	70
Change in fair value of convertible debt	(4,346)	139	21

Loss before income taxes	(57,733)	(50,945)	(7,607)
Income tax benefit	44	2,130	318

Net loss	(57,689)	(48,815)	(7,289)

Net loss attributable to non-controlling interests	(653)	(740)	(110)

Net loss attributable to ordinary shareholders	(57,036)	(48,075)	(7,179)

Loss per share:
Class A and B Ordinary shares - basic and diluted	(4.58)	(2.04)	(0.30)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	12,453,065	23,603,709	23,603,709

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(536)	(162)	(24)

Total comprehensive loss	(58,225)	(48,977)	(7,313)
Total comprehensive loss attributable to non-controlling interests	(653)	(740)	(110)

Total comprehensive loss attributable to ordinary shareholders	(57,572)	(48,237)	(7,203)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Attributable to AnPac Bio- Medical Science Co., Ltd. Shareholders
								Total
								AnPac Bio-
								Medical
							Accumulated	Science Co.,
					Additional		Other	Ltd.
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Accumulated	Comprehensive	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Equity	interest	Total Equity
Balance at January 1, 2021	9,192,660	618	2,863,100	191	354,295	(356,951)	4,795	2,948	329	3,277
Net loss	—	—	—	—	—	(57,036)	—	(57,036)	(653)	(57,689)
Issuance of shares in private placements, net of offering costs	1,243,774	80	—	—	33,239	—	—	33,319	—	33,319
Issuance shares for exercise of stock options	640,600	41	—	—	7,767	—	—	7,808	—	7,808
Issuance shares for exercise of stock options*	55,000	4	—	—	(4)	—	—	—	—	—
Issuance shares reserved for convertible loans	2,000,000	130	—	—	(130)	—	—	—	—	—
Conversion of convertible loans	—	—	—	—	18,459	—	—	18,459	—	18,459
Transfer Class B shares to Class A shares	90,000	6	(90,000)	(6)	—	—	—	—	—	—
Share based compensation	—	—	—	—	15,897	—	—	15,897	—	15,897
Foreign currency translation differences	—	—	—	—	—	—	(536)	(536)	—	(536)
Balance at June 30, 2021 (unaudited)	13,222,034	879	2,773,100	185	429,523	(413,987)	4,259	20,859	(324)	20,535
Balance at June 30, 2021 (US$)		136		29	66,525	(64,118)	660	3,232	(50)	3,182

*

In the six months ended June 30, 2021, the Company issued 55,000 Class A ordinary shares upon the exercise of stock options by certain employees with outstanding proceeds receivable for option exercised of approximately RMB 4.0 million (or US$ 0.6 million). Due to the inability to timely collect the funds from these employees, the Company accounted for such outstanding proceeds as a reduction in capital as of June 30, 2021 (debit to additional paid-in capital). Subsequently, these employees entered in agreements with the Company to cancel the option exercises. As a result, these shares were cancelled on September 23, 2021.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Attributable to AnPac Bio- Medical Science Co., Ltd. Shareholders
								Total
								AnPac Bio-
								Medical
								Science Co.,
							Accumulated	Ltd.
					Additional		Other	Shareholders’
	Class A Ordinary Shares		Class B Ordinary Shares		Paid-in	Accumulated	Comprehensive	Equity	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	(Deficit)	interest	Equity

Balance at January 1, 2022	16,604,402	1,096	2,773,100	185	465,334	(475,646)	4,532	(4,499)	5,817	1,318
Net loss	—	—	—	—	—	(48,075)	—	(48,075)	740	(48,815)
Issuance of shares in private placements, net of offering costs	14,382,693	961	—	—	30,028	—	—	30,989	—	30,989
Issuance shares for exercise of stock options	417,702	27	—	—	(27)	—	—	—	—	—
Issuance shares reserved for convertible loan	6,000,000	381	—	—	(381)	—	—	—	—	—
Issuance shares for service	187,094	13	—	—	(13)	—	—	—	—	—
Conversion of convertible loans	—	—	—	—	27,739	—	—	27,739	—	27,739
Share based compensation	—	—	—	—	4,528	—	—	4,528	—	4,528
Foreign currency translation differences	—	—	—	—	—	—	(162)	(162)	—	(162)
Balance at June 30, 2022 (unaudited)	37,591,891	2,478	2,773,100	185	527,208	(523,721)	4,370	10,520	5,077	15,597
Balance at June 30, 2022 (US$)		370		28	78,710	(78,189)	652	1,571	758	2,329

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Six Months Ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Operating activities:
Net loss	(57,689)	(48,815)	(7,289)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,401	2,044	305
Share of net loss in equity method investments	120	87	13
Bad debt expense	(1)	251	37
Losses on disposal of land use rights and property and equipment	21	72	11
Share-based compensation	15,897	4,528	676
Fair value loss (gain) on convertible loans	4,346	(139)	(21)
Impairment of intangible assets	—	7,911	1,181
Impairment of goodwill	—	12,758	1,905
Amortization of right of use assets	—	545	81
Deferred tax	(44)	(2,158)	(322)
Changes in operating assets and liabilities:
Prepaid expenses	498	(9,929)	(1,482)
Accounts receivable	(2,321)	269	40
Inventories	(140)	65	10
Amounts due from related parties	(717)	199	30
Other current assets	4,465	197	29
Accounts payable	(911)	571	85
Amounts due to related parties	(127)	176	26
Advance from customers	1,409	24	4
Accrued expenses and other current liabilities	6,453	539	80
Other long-term liabilities	(913)	(14)	(2)
Deferred tax liabilities	(44)	—	—
Lease liabilities	—	(383)	(57)
Net cash used in operating activities	(28,297)	(31,202)	(4,660)
Investing activities:
Purchases of property and equipment	(1,231)	(37)	(6)
Purchases of intangible assets	(9)	—	—
Net cash used in investing activities	(1,240)	(37)	(6)
Financing activities:
Proceeds from short-term borrowings	12,941	—	—
Payment for related party loan	(4,515)	(1,749)	(261)
Proceeds from stock options exercised	538	—	—
Proceeds from private placement	25,982	30,989	4,627
Net cash provided by financing activities	34,946	29,240	4,366
Effect of exchange rate changes on cash and cash equivalents	154	(362)	(52)
Net increase (decrease) in cash and cash equivalents	5,563	(2,361)	(352)
Cash and cash equivalents at beginning of period	3,016	9,251	1,381
Cash and cash equivalents at end of period	8,579	6,890	1,029
Supplemental disclosure of cash flow information:
Interest paid	2,059	161	24

Supplemental disclosure of non-cash activities:
Issuance shares for private placement unpaid portion	2,841	—	—
Issuance shares for stock option exercised by employees	1,144	—	—
Issuance shares for stock option exercised by Dr. Chris Chang Yu	6,125	—	—
Issuance shares for related party loan to Dr. Chris Chang Yu	4,496	—	—
Reclassification of accounts payable to convertible loan	4,548	—	—
Conversion of convertible loans	18,459	27,739	4,141
Right of use assets obtained in exchange for lease liabilities	—	8,954	1,337

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

AnPac Bio-Medical Science Co., Ltd. (the “Company”) was incorporated in the British Virgin Islands (“ the BVI”) in January 2010. The Company and its subsidiaries (collectively, the “Group”) are engaged in one business segment, marketing and selling a multi-cancer screening and detection test that uses innovative, patented cancer differentiation analysis (the “CDA”) technology and proprietary cancer-detection devices, primarily in the People’s Republic of China (the “PRC” or “China”). Dr. Chris Chang Yu is the Founder of the Group.

As of June 30, 2022, the details of the Group’s principal subsidiaries are as follows:

			Place of
	Percentage of	Date of	Incorporation/
Major subsidiaries	Ownership	Incorporation	Acquisition	Major Operation
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.	100%	March 2010	the PRC	Cancer screening and detection tests
Changwei System Technology (Shanghai) Co., Ltd.	100%	March 2011	the PRC	Research and development
AnPac Bio-Medical Technology (Lishui) Co., Ltd. ("AnPac Lishui")	100%	October 2012	the PRC	Cancer screening detection tests and device manufacturing
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.	100%	April 2014	the PRC	Cancer screening and detection tests
AnPac Technology USA Co., Ltd. (“AnPac US”)	100%	September 2015	the U.S.	Clinical trials for research on cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.	100%	July 2016	the PRC	Cancer screening and detection tests
Shiji (Hainan) Medical Technology Ltd.	100%	March 2013	the PRC	Cancer screening and detection research
Shanghai Muqing AnPac Health Technology Co., Ltd. (“AnPac Muqing”)	51%	March 2019	the PRC	Cancer screening and detection tests
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. ("Anpai Shanghai”)	60%	August 15, 2021*	the PRC	Cancer screening and detection tests
Shenzhen Anhengchuang Technology Co., Ltd.	100%	May 17, 2022	the PRC	Software application and technology services

2.LIQUIDITY AND GOING CONCERN UNCERTAINTIES

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of June 30, 2022, the Group had RMB6,890 (US$1,029) of cash and cash equivalents and a working capital deficit of RMB5,391 (US$805). For the six months ended June 30, 2021 and 2022, the Group incurred losses of RMB57,689 and RMB48,815 (US$7,289), respectively. For the six months ended June 30, 2022, the Group incurred RMB 31,202

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

(US$4,660) of negative cash flows from operations. The resurgence of COVID-19 and lockdown policies in Shanghai, China had a negative impact on the Group’s operations. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intends to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continued capital financing through debt or equity issuances to support its working capital requirements. On September 25, 2022, the Company entered into an investment agreement with Shanghai Stonedrop Investment Management Center (an existing shareholder of the Company) who agreed to invest a total of US$15,000 in the Company. On September 25, 2022, the Company signed an investment agreement with Dr Yu, who agreed to invest a total of US $10,000 in the Company. The Company has not received any proceeds for the above two investment agreements. On September 26, 2022, the Company signed investment agreements with nine third-party investors, who agreed to invest approximately US$3,700 in the Company at price of $0.1 per Class A ordinary share ( 36,729,613 shares). The Company received approximately US$3,700 by November 30, 2022. In December 2022 and January 2023, the Company signed definitive investment agreements with several third-party investors. The investors agreed to purchase 29,714,279 newly issued Class A ordinary shares (1,485,714 American Depositary Shares or “ADSs”) of the Company at a price of US$0.175 per ordinary share or US$3.50 per ADS (1:20 ADS-to-share ratio), for a total purchase price of approximately US$5.2 million. The Company received approximately $4.1 million by February 8, 2023.

2.LIQUIDITY AND GOING CONCERN UNCERTAINTIES (CONTINUED)

The Group can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Group, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Group and its financial statements. The unaudited condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s consolidated financial statements for the fiscal year ended December 31, 2021 included in its annual report filed with the SEC on May 16, 2022.

(b)	Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Group. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Areas where management uses subjective judgement include, but are not limited to allowance for doubtful accounts, share-based compensation, deferred tax and uncertain tax position, valuation of convertible loans, useful lives of intangible assets and property and equipment, and impairment of long-lived assets, goodwill and long-term investments. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(d)	Accounts receivable, net of allowance for doubtful accounts

Accounts receivable are recorded at their invoiced amounts, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence, including aging of the receivable, the customer’s payment history, its current creditworthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

Accounts receivable as of December 31, 2021 and June 30, 2022 were as follows:

	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Accounts receivable	6,699	6,440	961
Allowance for doubtful accounts	(1,145)	(1,396)	(208)
Balance at end of period	5,554	5,044	753

Movement in the allowances for doubtful debts were as follows:

	For the Year
	Ended	For the Six Months
	December 31,	Ended June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Balance at beginning of period	304	1,145	171
Additional provision	841	251	37
Balance at end of period	1,145	1,396	208

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

(e)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2021 arose from its business acquisition of Anpai Shanghai in 2021. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, Intangibles-Goodwill and Other, Goodwill, (“ASC 350-20”) the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(e)	Goodwill (continued)

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired, and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

For the six months ended June 30, 2021 and 2022, due to the slow development of Anpai Shanghai, the Group performed the two-step test for the reporting unit. In accordance with ASC 350-20, the Group recorded an impairment loss of Nil and RMB12,758 ($1,905) for the six months ended June 30 2021 and 2022, respectively.

(f)	Impairment of Long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2022, due to the slow development of Anpai Shanghai, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was nil. Therefore, the Group impaired the intangible assets acquired from the acquisition of Anpai Shanghai of RMB7,911 (US$1,181).

(g)	Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(g)	Fair value of financial instruments (continued)

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, accounts receivables, accounts payable, other receivables, other payables and short-term debt. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2021 and June 30, 2022 was RMB27,859 and RMB15 (US$2) calculated using the binomial tree model. The convertible loans are classified as Level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability of conversion and expected timing of conversion. Refer to Note 7 for additional information.

As the inputs used in developing the fair value for Level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2021 and June 30, 2022:

	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Opening balance	2,232	27,859	4,159
New convertible loans issued	32,344	—	—
Conversion of accounts payable to convertible loan	4,534	—	—
Conversion of convertible loans	(20,110)	(27,739)	(4,141)
Loss on change in fair value of convertible loan	9,073	(139)	(21)
Other comprehensive income -foreign exchange translations	(214)	34	5
Total	27,859	15	2

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(h)	Revenue recognition

The Group derives its revenues principally from customers through the Group’s cancer screening and detection test and physical checkup package services. Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those services. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the services provided to customers and is the principal (i.e., “gross”), or the Group arranges for other parties to provide the service to the customers and is an agent (i.e., “net”). The Group presents value-added taxes as a reduction from revenues.

Revenue from cancer screening and detection tests

Revenue from cancer screening and detection test are primarily generated through administration of the tests to the Group’s customer constituents, the Group’s cancer screening and detection tests based on CDA technology and other cancer screening and detection technologies, such as biomarker-based tests, to its customers (primarily corporations and life insurance companies). A contract exists when the master service agreement has been executed and the customer submitting a service request, which is a placed order. The Group’s contracts have a single performance obligation which is satisfied upon rendering the cancer screening and detection tests and delivery of the cancer screening and detection test results to the customer or the customer’s employees as well as individual policy holders. The Group acts as the principal as it controls the cancer screening and detection tests before it is transferred to the customer and records revenue on a gross basis at a point in time, when the cancer screening and detection test results are delivered to the customer. The Group accrues 5% of the revenue from cancer screening and detection tests as warranty liability reserve which is included in accrued expenses and other current liabilities.

Revenue from physical checkup packages

The Group facilitates the procurement of physical checkup package services by corporations and life insurance companies for their employees and policy holders, respectively, from third-party physical checkup package service providers. The Group enters into contracts with corporations and life insurance companies and physical checkup service providers. The Group considers both the corporations and life insurance companies and the third-party physical checkup package service providers as its customers in this type of transaction. The Group’s performance obligation is to facilitate the corporations and life insurance companies and the third-party physical checkup package service providers to complete the purchase of physical checkup package services, which is not controlled by the Group prior to being transferred to the corporations and life insurance companies. The Group fulfills its performance obligation at a point in time when the employees and policy holders of corporations and life insurance companies, respectively, complete the physical checkups at which the Group records the net amount that it retains from such completed transaction as revenue.

The Group also enters into arrangements to deliver both cancer screening and detection tests and physical checkup package services. The Group is the principal for the cancer screening and detection tests and the agent for physical checkup package services. Revenues for cancer screening and detection tests and physical checkup are both recognized at a point in time when the performance obligation is satisfied upon delivery of the cancer screening and detection test results to the end customers and completion of physical checkup respectively. As the Group acts as both the principal and agent in the arrangement, the Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(h)	Revenue recognition (continued)

Revenue from Technology services

The Group provides a series of technology services including but not limited to market research, designing, coding, developing, testing, etc. to a client for a contractual term of two years. As the series of services are an integral part of a project of which the goal is to enable the client to produce a cancer-treatment medical device, none of the mentioned services can be isolated and identified as a distinct performance obligation. The Group concluded that the combined services in the contract constitutes a single performance obligation. The contract price is fully allocated to the single performance obligation. Revenue from technology services is recognized over time. The Group uses input methods to measure the progress toward complete satisfaction of the performance obligation. Input methods measure progress based on resources consumed or efforts expended relative to total resources expected to be consumed or total efforts expected to be expended. The completion percentage is determined by costs incurred/total costs estimated to be incurred.

Retail revenue

The Group started its retail business of selling genetic testing kits and skin-care products in fiscal 2021. Customers pay upfront and the Group delivers the ordered products. Revenue is recognized at a point in time upon delivery.

All revenues are generated in the PRC.

Contract balances

The payment terms and conditions within the Group’s contracts vary by the type of services and customer.

Contract assets relate to the Group’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the periods presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

Contract liabilities represent considerations received from corporations, life insurance companies and technology services clients in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the consolidated balance sheets. Revenue recognized that was included in contract liabilities at the beginning of the period was RMB769 and RMB1,735 (US$259) for the six months ended June 30, 2021 and 2022, respectively. As of December 31, 2021 and June 30, 2022, contract liabilities amounted to RMB4,174 and RMB4,563 (US$681), respectively.

PRC Value-Added Taxes (“VAT”) and surcharges

The services of the Group are subject to value-added taxes of 6%. Retail sales are subject to value-added taxes of  3% or 13%. The Group is subject to an education surtax and urban maintenance and construction tax, on the services provided in the PRC.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(h)	Revenue recognition (continued)

Practical expedients

The Group has applied the following practical expedients:

(i)	The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.
(ii)	The Group recognizes incremental costs to obtain a contract as expenses when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

Disaggregation of revenue

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cancer screening and detection tests	9,240	3,736	558
Physical checkup packages	16	31	5
Technology service	—	1,239	185
Retail revenue	—	207	31
Total revenues	9,256	5,213	779

(i)	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an occurrence of an obligation at the inception of the lease. The Group has no capital leases for the years presented.

The Company adopted ASU No. 2016-02—Leases (Topic 842) since January 1, 2022, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities on the consolidated balance sheets. The standard did not materially impact our consolidated net earnings and cash flows.

(j)	Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(j)	Share-based compensation (continued)

The Group has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

(k)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

(l)	Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Group’s consolidated statements of comprehensive loss.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the six months ended June 30, 2021 and 2022, the net loss per share amounts were the same for the Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options in the computation of diluted earnings per share for the six months ended June 30, 2021 and 2022, because those share options were anti-dilutive..

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(m)	Risks, Uncertainties and Concentrations

COVID-19

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared COVID-19 as a pandemic. Governments in affected countries imposed travel bans, quarantines and other emergency public health measures, which caused material disruption to businesses globally resulting in an economic slowdown.

A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, and travel restrictions were imposed upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed its Shanghai office and suspended offline marketing activities on April 1, 2022 as well. As required by the local authorities in Shanghai, employees located in Shanghai worked remotely. Beginning June 1, 2022, the Company reopened its Shanghai office and resumed offline marketing activities. For the six months ended June 30, 2022, the COVID-19 pandemic had an adverse impact on the Company’s financial positions and operating results. During the six months ended June 30, 2022, the Company’s revenue decreased to RMB5,213(US$779) from RMB9,256 for the six months ended June 30, 2021.

Starting in December 2022, China announced an easing of its COVID-19 restriction policy. Authorities downgraded the management of COVID-19 from category A to category B and lifted the restriction measures related to the COVID-19 pandemic, such as the reduction in travel and tourists, conventions and business events, closures and restrictions on business operations. The reopening of China’s economy from the stringent COVID-19 restrictions is expected to boost economic growth in Asia and beyond, but management is unable at this time to determine the future impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2021 and June 30, 2022, the aggregate amounts of cash and cash equivalents of RMB4,237 and RMB5,872 (US$ 877), respectively, were held at major financial institutions located in the PRC and RMB5,014 and RMB1,018 (US$ 152), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivables, unsecured and denominated in RMB, are exposed to credit risk. As of December 31, 2021, two customers accounted for 43% and 12% of total accounts receivables. As of June 30, 2022, two customers accounted for 35% and 28% of total accounts receivables, respectively. The risk is mitigated by credit evaluations the Group performs on its customers.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(m)	Risks, Uncertainties and Concentrations (continued)

Business, customer, supplier, political and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. The Group is also reliant on contract manufacturers that manufacture key components of its CDA device used in its diagnostic testing.

For the six months ended June 30, 2021, two customers accounted for 50%, and 19% of the total revenues, respectively. For t six months ended June 30, 2022, the Group had two customers that accounted for 49% and 24% of total revenues, respectively.

For the six months ended June 30, 2021, four suppliers accounted for 27%, 23%, 23% and 14% of total cost of revenues, respectively. For the six months ended June 30, 2022, two suppliers that accounted for 18% and 23% of total cost of revenues, respectively.

As of December 31, 2021, four suppliers accounted for 22%, 13%, 12% and 12% of total accounts payables, respectively. As of June 30, 2022, no supplier accounted more than 10% of total accounts payables.

Currency convertibility risk

A significant portion of the Group’s expenses, assets and liabilities are denominated in RMB. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approvals of foreign currency payments by the PBOC or other institutions require submitting a payment application form together with relevant documents.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of 6.3% and appreciation of 2.3% in the years ended December 31, 2020 and 2021, respectively. There was depreciation of approximately 5.1% for the six months ended June 30, 2022. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(m)	Risks, Uncertainties and Concentrations (continued)

The functional currency of the Company and AnPac US is the US$ and the reporting currency of the Company and AnPac US the RMB. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents and convertible loans are denominated in US$. It is difficult to predict how market forces or PRC or the U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

(n)	Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements,” this ASU affects a wide variety of Topics in the Codification. They apply to all reporting entities within the scope of the affected accounting guidance. More specifically, this ASU, among other things, contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section (Section 50). Many of the amendments arose because the FASB provided an option to give certain information either on the face of the financial statements or in the notes to financial statements and that option only was included in the Other Presentation Matters Section (Section 45) of the Codification. The option to disclose information in the notes to financial statements should have been codified in the Disclosure Section as well as the Other Presentation Matters Section (or other Section of the Codification in which the option to disclose in the notes to financial statements appears). Those amendments are not expected to change current practice. The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments is permitted for and varies based on the entity. The amendments should be applied retrospectively and at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.	OTHER CURRENT ASSETS, NET

Other current assets consist of the following:

	December 31,	June 30,
	2020	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Tax recoverable	1,853	1,612	241
Deposits and others	2,053	2,128	317
	3,906	3,740	558
Allowance for doubtful accounts- deposits and others	(556)	(576)	(86)
Total	3,350	3,164	472

Movement in the allowances for doubtful debts were as follows:

	For the year ended	For the six months ended
	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Balance at beginning of period	99	556	83
Additional provision	457	20	3
Balance at end of period	556	576	86

5.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Software	1,297	1,297	194
Customer relationship	9,170	9,170	1,369
Medical license	5,300	5,300	791
Total	15,767	15,767	2,354
Less: Accumulated amortization	(1,610)	(1,184)	(177)
Less: Impairment-medical license	(5,300)	(5,300)	(791)
Less: Impairment-Customer relationship	—	(9,170)	(1,369)
Intangible assets, net	8,857	113	17

Amortization expense for six months ended June 30, 2021 and 2022 amounted to RMB275 and RMB833 (US$125), respectively. For the six months ended June 30, 2022, due to the slow development of Anpai Shanghai, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was Nil. Therefore, the Company impaired the carrying value intangible assets acquired from the acquisition of Anpai Shanghai of RMB7,911(US$1,181), which original value was RMB9,170 and accumulated amortization is RMB1,259.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

5.	INTANGIBLE ASSETS, NET (CONTINUED)

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Twelve months ending June 30,	RMB
2023	47
2024	8
2025	8
2026	8
2027	8
Thereafter	34
Total	113

6.     LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Equity method investments
AnPac Beijing Health Management Co., Ltd (“AnPac Beijing”)	923	836	125

Equity method investments

On October 19, 2017, the Company and third parties established AnPac Beijing, of which the Company initially owned 35% of the investment. In October 2019, the Company’s registered shareholding interest in AnPac Beijing decreased from 35% to 18%, according to the resolution of AnPac Beijing signed in October 2019, but the Company still has significant influence on the operation and strategic decisions of AnPac Beijing. For the six months ended June 30, 2022, the Company included RMB87 (US$13) investment loss based on its equity portion of AnPac Beijing’s earnings for the six months ended June 30, 2022.

On May 15, 2021, the Company and third parties established Advanced Life Therapeutics Co., Ltd. (“Advanced Life”), of which the Company owned 40% of the registered capital based on the business registration filed with the local authority. However, the Company has not made any capital contribution as yet, because Advanced Life has not commenced its intended operations. The Group has one seat in the board of directors and can exercise significant influence on the management and operation of Advanced Life. The Group accounts for Advanced Life as long-term investment under the equity method.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7.     SHORT-TERM DEBTS

	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Short-term bank and other borrowings (i)	5,900	5,900	881
Convertible loan (ii)	27,859	15	2
Total	33,759	5,915	883

(i)   The short-term borrowings of RMB5,900 as of December 31, 2021 and June 30, 2022 had a fixed annual interest rate of 4.35% and is due on September 30, 2022. Certain properties of the Group and Dr. Yu are pledged as  security for the loan, and the loan is guaranteed by Dr. Yu. Interest expense recognized for short-term borrowings for the six months ended June 30, 2021 and 2022 were RMB118 and RMB130(US$19), respectively. On October 13, 2022, the Group drew down RMB5,000 for additional one year at a fixed annual interest rate of 3.6%.

(ii)  On May 31, 2021, the Company issued a convertible note in the principal amount of RMB4,479 (US$ 703) to Ascent Investor Relations Inc., (“Ascent”) for public relations services rendered. The convertible note was originally due in one year and bears interest of 0% per annum if the conversion feature is was not triggered. Pursuant to the convertible note agreement, the conversion price is the lower of (i) US$15 or (ii) the lower of 82% of the closing bid price or 80% of volume weighted average price (VWAP) of the Company’s ADSs during the ten consecutive trading days immediately preceding conversion, but not lower than a Floor Price US$1. Due to the  significant drop in ADS  market price in 2022, the note holder and the Company renegotiated the Floor Price. On February 5, 2022, the Company entered into an amendment agreement, pursuant to which the Floor Price was reduced to US$0.10 per share. The Company elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The convertible note was fully converted into 3,232,397 Class A ordinary shares (refer to Note 10) by April 27, 2022. The fair value of the convertible note immediately prior to conversion was assessed at RMB5,502

On July 22, 2021, the Company issued convertible debentures (the “Convertible Debentures”) to certain investors in a registered direct offering in an aggregate principal amount of US $3,014 for the discounted price of US $2,740. The Convertible Debentures were originally due in one year and bear interest of 0% per annum if the conversion feature is not triggered. Pursuant to the agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bid price or 80% of VWAP of the Company’s ADSs during the ten consecutive trading days immediately preceding conversion, but not lower than a Floor Price of US$1 (the “floor price”). Due to significant drop of the ADS  market price in 2022, the debenture holders and the Company renegotiated the Floor Price. On February 5, 2022, the Company entered into an amendment agreement, pursuant to which the Floor Price was reduced to US$0.10 per share. The Company has elected to recognize the Convertible Debentures at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Convertible Debentures were partially converted into 114,234 shares (refer to Note 10) on December 10, 2021. The fair value of the Convertible Debentures loan immediately prior to conversion was assessed at RMB1,321. Substantially all of the remaining outstanding Convertible Debentures were converted into 4,842,197 Class A ordinary shares (refer to Note 10) on March 16, 2022. The fair value of the Convertible Debentures immediately prior to conversion was assessed at RMB 22,237. As of June 30, 2022, the fair value of the outstanding Convertible Debentures balance was RMB15 (US$2).

For the six months ended June 30, 2021 and 2022, due to the change in fair value of the Convertible Debentures, the Company recognized unrealized losses of RMB4,346, and unrealized income of RMB139 (US$21), respectively, in other expense. Interest expense recognized for the Convertible Debentures for the six months ended June 30, 2021 and 2022 were RMB2,035 and Nil, respectively.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.	LEASE

The Group has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective on January 1, 2022, the Group adopted the new lease accounting standard using a modified retrospective transition method which allowed the Group not to recast comparative periods presented in its consolidated financial statements. In addition, the Group elected the package of practical expedients, which allowed the Group to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Group has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Group combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

As of
June 30, 2022
RMB
(Unaudited)
Right-of-use assets, net	8,396

Operating lease liabilities - current	1,029
Operating lease liabilities - non-current	7,530
Total operating lease liabilities	8,559

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2022:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	7.62
Weighted average discount rate	4.35%

The following is a schedule of maturities of lease liabilities are as follows:

Twelve months ending June 30,	RMB
2023	2,181
2024	1,060
2025	1,083
2026	1,105
2027	1,128
2028	1,150
Thereafter	2,267
Total future minimum lease payments	9,974
Less: imputed interest	1,415
Total	8,559

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	June 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Salary and welfare payable	8,101	10,209	1,523
Payable for acquisition of noncontrolling interests	245	245	37
Accrued rental	1,140	1,245	186
Accrued expenses	8,174	7,774	1,161
Value added tax and other taxes payable	417	219	33
Payable for property and equipment	71	55	8
Accrued utilities	58	128	19
Other payables	1,564	764	114
Total	19,770	20,639	3,081

10.	SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 29, 2019, the board of directors of the Company (the "Board") approved the re-designation of the authorized share capital of 100,000 ordinary shares to 71,369 Class A ordinary shares and 28,631 Class B ordinary shares. On October 31, 2019, the Board approved the increase of authorized share capital of the Class A and Class B ordinary shares to 700,000 and 300,000, respectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. On October 31, 2019, the Board approved a share split of 1-for-100, pursuant to which the authorized share capital of the Class A and Class B ordinary shares would increase to 70,000,000 and 30,000,000, respectively, with a par value of US$0.01. The registration of the above changes was completed on November 12, 2019 and both classes of ordinary shares have been retrospectively adjusted accordingly.

As of December 31, 2021 and June 30, 2022, the Company is authorized to issue 70,000,000 Class A Ordinary shares with US$0.01 par value per share. As of December 31, 2021 and June 30, 2022, 16,604,402 and 37,591,891 Class A ordinary shares were issued and outstanding, respectively. As of December 31, 2021 and June 30, 2022, the Company is authorized to issue 30,000,000 Class B Ordinary shares with US$0.01 par value per share. As of December 31, 2021 and June 30, 2022, 2,773,100 Class B ordinary shares were issued and outstanding.

Conversion of convertible loans

On February 17, 2021, the Group issued 54,642 Class A ordinary shares for conversion of EMA Financial, LLC. (“EMC”)’s $RMB 1,689 (US$265) convertible loan entered into on July 30, 2020 based on the conversion price of $5.12 per share. On June 21, 2021, the Company issued 563,800 Class A ordinary shares on June 21, 2021 in the conversion of a $ RMB12,745 (US$2,000) convertible loan issued on February 5, 2021 based on conversion prices ranging from $3.52-$3.55 per share. On December 10, 2021, the Company issued 114,234 Class A ordinary shares upon the conversion of RMB 1,651 (US$256) Convertible Debentures based on conversion prices ranging from $1.09-2.16 per share.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	SHAREHOLDERS’ EQUITY (CONTINUED)

Conversion of convertible loans (continued)

On March 16, 2022, the Company issued 4,842,197 Class A ordinary shares upon the conversion of  RMB 22,237(US$3,509) of Convertible Debentures based on conversion prices ranging from $0.34-1.00 per share. As a result, substantially all of the Convertible Debentures of US $3,014 were converted into Class A ordinary shares by March 15, 2022.

On April 27,2022, the Company issued 3,232,397 Class A ordinary shares upon the conversion of the Ascent convertible note of RMB4,479 (US$703) based on conversion prices ranging from $0.16-0.33 per share.

Shares issued for services

On July 28, 2020, the Group entered into a service agreement with a public relation (“PR”) firm for its public relations services. Pursuant to the service agreement, the Group required to pay 70,000 class A ordinary shares for the PR service by the period ended on September 29, 2020. The fair value of the PR services was determined to be RMB 2,706 (US$415) based on the Company’s ADS market price on July 28, 2020. The Company issued 35,000 Class A ordinary shares for the year ended December 31, 2020, and the remaining 35,000 Class A ordinary share were issued on February 18, 2021.

On June 1, 2022, the Group entered into a service agreement with a PR. Pursuant to the service agreement, the Group required to pay US$50 as compensation for the public relations services, On June 10, 2022, the Company issued 187,094 class A ordinary shares for the PR services. The fair value of the PR services was RMB359 (US$54) determined based on the Company’s ADS market price on June 10, 2022.

Shares issued for reserve

On July 30, 2020, the Company deposited 243,000 Class A ordinary shares into an escrow account as a reserve for potential convertible loans conversion. On August 7, 2020, the Company deposited 257,000 Class A ordinary shares into an escrow account as a reserve  for potential convertible loans conversions. On March 16, 2021, the Company deposited 2,000,000 Class A ordinary shares into an escrow account as a reserve for potential convertible loans conversions. On July 23, 2021, the Company deposited 1,625,893 Class A ordinary shares into an escrow account as a reserve y for potential convertible loans conversions. On July 28, 2021, the Company deposited 4,230 Class A ordinary shares into  an escrow account as a reserve y for potential convertible loan conversions. On March 16, 2022, the Company deposited 6,000,000 Class A ordinary shares into an escrow account as a reserve for potential convertible loan conversions. The Group then transferred a total of 8,807,270 Class A ordinary shares to the holders of convertible debt upon conversions. As of June 30, 2022, 1,322,853 Class A ordinary shares were held in an escrow account as a reserve for potential convertible loan(s) conversion.

Private placements

On February 20, 2021, the Company entered into a share purchase agreement with Dr. Yu, under which Dr. Yu purchased 152,100 Class A ordinary shares at the price of US$4.56 per share. The purchase price was offset from a balance due to Dr. Yu.

On February 21, 2021, the Company entered into a share subscription agreement with a third-party Chinese investor, under which the Company issued 387,597 Class A ordinary Shares at price of US$4.80 to the investor for gross proceeds of RMB 12,000 (US$1,883) on February 24, 2021. The Company paid a finder’s fee in the form of 19,174 Class A ordinary shares to a Chinese consultant on March 22, 2021 in connection with this transaction.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.SHAREHOLDERS’ EQUITY (CONTINUED)

Private placements (continued)

On May 12, 2021, the Company entered into a share subscription agreement with a third-party Chinese investor, under which the Group issued 238,095 Class A ordinary shares at price of US$4.2 to the investor for gross proceeds of RMB6,470 (US$1,015).

On June 22, 2021, the Company entered into a share subscription agreement with a third-party Chinese investor, under which the Group issued 425,532 Class A ordinary Shares at price of US$3.76 to the investor for gross proceeds of RMB10,353 (US$1,625). In connection with the transaction, the Group paid a finder’s fee in the form of  21,276 Class A ordinary shares to a Chinese consultant.

On September 22, 2021, Dr. Yu executed an Offset Agreement with the Company, pursuant to which the purchase price associated with Dr Yu’s options to purchase 250,000 ADSs (RMB 6,105 or US$945) was credited against the outstanding purchase price for Anpai Shanghai due to Dr. Yu (RMB 8,500 or US$1,334), resulting in a net amount due from the Company to Dr. g Yu of (RMB 2,395 or US$376). The Company issued 106,395 Class A ordinary shares at fair market value US$3.49 per share to settle the amount due to Dr. Yu.

On November 15, 2021, the Company closed a registered direct offering of 1,132,111 Class A ordinary shares at price of US$2.22 per share to a third-party investor for gross proceeds of RMB 16,041 (US$2,517) after deducting underwriting discounts and other offering expenses. The net proceeds amounted to RMB13,528 (US$2,123).

On March 16, 2022, the Company entered into a share subscription agreement with a third-party investor, under which the Company issued 1,235,788 Class A ordinary shares at price of US$0.2563 per share to the investor. In addition, pre-funded warrants to purchase an aggregate of 4,226,135 of Class A ordinary shares for US$0.2563 per share were issued to the investor. Total gross proceeds of RMB9,395 (US$1,400) was received on May 19, 2022. No warrants were exercised during the six months ended June 30, 2022.

On March 29, 2022, the Company entered into a share subscription agreement with a third-party Chinese investor, under which the Company issued 654,622 Class A ordinary Shares at price of US$0.35 to the investor and received gross proceeds of RMB 1,500 (US$232) on March 30, 2022.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10.	SHAREHOLDERS’ EQUITY (CONTINUED)

On May 27, 2022, the Company entered into investment agreements with nine third-party investors. The investors agreed to invest up to RMB20,094 (US$3,000) to purchase Class A ordinary shares, with the purchase price of the lower of (i) $0.30 per ADS (the equivalent of 1 Class A ordinary share) and (ii) 80% of the average ten-day trading closing price of the ADS (the equivalent of 1 Class A ordinary share) for the ten consecutive day trading period ended on the date of investment agreement. On May 27, 2022 and May 30, 2022, the Company issued 6,229,235 and 6,263,048 Class A ordinary shares to the investors, respectively. In addition, warrants to (i) purchase an aggregate of 3,000,000 Class A ordinary shares for US$0.4 per share, (ii) purchase an aggregate of 1,200,000 Class A ordinary shares for US$0.75 per share (ADS) and (iii) warrants to purchase an aggregate of 750,000 Class A ordinary shares (ADS) for US$1.2 per share were issued to the investors. No warrants were excised during the six months ended June 30, 2022. Subsequently, on September 2, 2022, three investors in the Company’s May 2022 private placements filed an action against the Company in the State of Delaware Court of Chancery captioned Chen Wenge, et al. v. AnPac Bio-Medical Science Co., Ltd., C.A. No. 2022-0779-PAF. The Plaintiffs sued the Company for breaches of the investment agreements of May 2022. The Plaintiffs claimed that the entry into certain investment agreements and a merger agreement breached or would breach the terms of the plaintiffs’ (and several other investors’) securities purchase agreements, including a right of first refusal and a prohibition against certain acquisitions and changes of business. The Court issued a temporary restraining order concerning enforcement of the private placements on September 3, 2022, amended the temporary restraining order on September 9, 2022, and further amended the temporary restraining order on September 23, 2022 (“TRO”). In order to settle the litigation, the Company entered into Stock Repurchase Agreement with the three plaintiffs, and all the other investors in the May 2022 private placements on n October 15, 2022. The Company agreed to repurchase from the nine investors 12,492,283 Class A ordinary shares and warrants to purchase a total of 2,475,000 Class A ordinary shares for total consideration of $1.5 million. The Company fully settled the litigation on October 27, 2022. In connection with the settlement, Yuyang Cui and Jiawen Kang resigned from our Board and Yuyang Cui resigned as co-CEO of the Company. The repurchased warrants were canceled and the repurchased Class A ordinary shares are treated a treasury shares.

Transfer of Class B ordinary shares to Class A ordinary shares

During the year ended December 31, 2021, 90,000 Class B ordinary shares were transferred into Class A ordinary shares.

11.	SHARE BASED COMPENSATION

On October 31, 2019, the Board and the Company’s shareholders approved the 2019 Share Incentive Plan (“2019 Plan”) which authorized the compensation committee or such other committee to grant share options to purchase 1,105,300 Class A ordinary shares to directors, service providers, advisors, employees and consultants of the Group. On July 5, 2021, the Board and the Compensation Committee of the Board approved the Amended and Restated 2019 Plan increasing the number of Class A ordinary shares subject to the 2019 Plan to 1,885,300 shares.. On April 14, 2022, the Company’s Board approved and adopted the  Restated 2022 Share Incentive Plan ( the “2022 Plan”) providing for the grant of options to purchase 2,800,000 Class A ordinary shares.. These options are to be granted to employees and professionals during 2022 and 2023 and will vest over four years. As of June 30, 2022, options to purchase 2,704,984 Class A ordinary shares remain available to be issued under the 2022 Plan.

During the year ended December 31, 2020, the Company issued options to purchase 650,000 Class A ordinary shares to employees, directors, officers and consultants of the Group under the 2019 Plan with exercise prices ranging from $3.78  to $12 per share and terms  of 10 years. These options vest over 0-4 years based on the related option agreements.

During the year ended December 31, 2021, the Company issued options to purchase 889,614 Class A ordinary shares to  employees, directors, officers and consultants of the Group under the 2019 Plan with exercise prices ranging from $0  to $7.56 per share and terms of 10 years. All these options vest over 0-4 years term based on the related option agreements.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	SHARE BASED COMPENSATION (CONTINUED)

During the six months ended June 30, 2022, the Company issued options to purchase 329,686 Class ordinary shares under the 2019 Plan and options to purchase 95,016 Class A ordinary shares under the 2022 Plan to  employees, directors, officers and consultants of the Group . The options have exercise prices ranging from $0 to $0.05 per share and terms of 10 years. All these options vest over 0-4 years term based on the related option agreements.

Employees

The options granted to employees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards and contain only service vesting conditions. The following table summarized the Group’s employee share option activities:

				Weighted
			Weighted	Average
		Weighted	Average	Remaining	Aggregate
	Number of	Average	Grant date	Contractual	Intrinsic
	Options	Exercise Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Share options outstanding at December 31, 2021	1,060,600	3.65	4.91	7.07	637
Granted	145,016	2.07	2.84	—	—
Exercised	(138,016)	—	—	—	—
Share options outstanding at June 30, 2022	1,067,600	3.63	4.85	6.61	152
Vested and exercisable at June 30, 2022	725,100	2.31	5.54	5.35	145

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying Class A ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Class A ordinary shares .

For the six months ended June 30, 2021 and 2022, the total fair value of the equity awards vested were RMB11,656  and RMB 2,962 (US$442) respectively. As of June 30, 2022, there was RMB3,700 (USD$552) in total unrecognized employee share-based compensation expense related to unvested options, that may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost may be recognized over a weighted-average period of 0.9 years.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	SHARE BASED COMPENSATION (CONTINUED)

Non-employees

The options granted to non-employees are accounted for as equity awards with service and/or performance vesting conditions. The following table summarized the Group’s nonemployee share option activity:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Exercise	Grant date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Share options outstanding at December 31, 2021	371,700	5.92	4.77	7.88	148
Granted	279,686	—	0.79	—	—
Exercised	(279,686)	—	—	—	—
Share options outstanding at June 30, 2022	371,700	5.92	4.77	7.38	35
Vested and exercisable at June 30, 2022	354,200	6.06	4.64	7.38	35

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying Class A ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Class A ordinary shares.

The total fair value of the equity awards vested during the six months ended June 30, 2021 and 2022 were RMB 4,241 and RMB 1,566 (US$234) respectively. As of June 30, 2022, there was RMB 7 (US$1.0) of total unrecognized nonemployee share-based compensation expenses, related to unvested share-based awards. Total unrecognized compensation cost may be recognized over a weighted-average period of 0.09 years.

Fair value of options

The Group used the Black-Scholes simplified method instead of binomial model for valuation of new options issued for the six months ended June 30, 2021 and 2022. The assumptions used to value the share options granted to employees and nonemployee were as follows:

	For the six months ended June 30,
	2021	2022
Risk-free interest rate	0.36%-0.85%	0.34%
Expected volatility range	86.3%-87.5%	100.2%
Fair market value per ordinary share as at grant dates	US$2.8-$5.6	US$0.29

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	SHARE BASED COMPENSATION (CONTINUED)

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	153	—	—
Selling and marketing expenses	824	705	105
Research and development expenses	1,846	1,263	189
General and administrative expenses	13,074	2,560	382
Total share-based compensation expenses	15,897	4,528	676

12.	INCOME TAXES

BVI

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in the PRC and the U.S. Under the current laws of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

PRC

The Group’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., Changwei System Technology (Shanghai) Co., Ltd., AnPac Bio-Medical Technology (Shanghai) Co., Ltd. and Shiji (Hainan) Medical Technology Ltd. are entitled to a preferential income tax treatment as they qualify as small and micro-profit enterprises. For the six months ended June 30, 2021, if the annual taxable income of small and micro-profit enterprises does not exceed RMB 1,000, 12.5% shall be included in the taxable income and the enterprise income tax rate shall be 20%; if the annual taxable income exceeds RMB 1,000 but does not exceed RMB 3,000, 50% shall be included in the taxable income and the enterprise income tax shall be paid at the rate of 20%. For the six months ended June 30, 2022, if the annual taxable income of small and micro- profit enterprises does not exceed RMB 1,000, 12.5% shall be included in the taxable income and the enterprise income tax rate shall be 20%; if the annual taxable income exceeds RMB 1,000 but does not exceed RMB 3,000, 25% shall be included in the taxable income and the enterprise income tax shall be paid at the rate of 20%. Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (“the HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. Changwei System Technology (Shanghai) Co., Ltd. qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2021 to 2023.

Dividends, interests, rent and royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	INCOME TAXES (CONTINUED)

United States

AnPac US is subject to the U.S. federal corporate income tax at a rate of 21% for the six months ended June 30, 2021 and 2022, respectively. AnPac US is also subject to state income tax in California for the six months ended June 30, 2021 and 2022.

The Group’s loss before income taxes consisted of:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Non-PRC	(43,002)	(17,725)	(2,646)
PRC	(14,731)	(33,220)	(4,961)
Total	(57,733)	(50,945)	(7,607)

The current and deferred components of income tax benefit appearing in the consolidated statements of comprehensive income are as follows:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Current tax provision	—	(28)	(4)
Deferred tax benefit	44	2,158	322
Total	44	2,130	318

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the six months ended June 30, 2021 and 2022 applicable to the PRC operations to income tax benefit were as follows:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss before income taxes	(57,733)	(50,945)	(7,607)
Income tax benefit computed at the statutory income tax rate at 25%	14,433	12,736	1,901
Non-deductible expenses	(69)	(2,762)	(412)
International rate differences	(9,387)	(3,402)	(508)
Preferential tax rate differences	(353)	(545)	(81)
Change in valuation allowance	(4,580)	(3,897)	(582)
Income tax benefit	44	2,130	318

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.     INCOME TAXES (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	December 31,	June 30,
	2021	2022	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Deferred tax assets:
Net loss carryforward	40,986	44,428	6,633
Accrued expenses	1,460	1,862	278
Provision for doubtful accounts	1,012	1,064	159
Valuation allowance	(43,458)	(47,354)	(7,070)
Total deferred tax assets.	—	—	—

Deferred tax liabilities:
Long-lived assets arising from acquisitions	(2,158)	—	—
Total deferred tax liabilities.	(2,158)	—	—

The Group operates through several subsidiaries. A valuation allowance is considered for each of the entities.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2021 and June 30, 2022, each entity within the Group were in cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of June 30, 2022 the Group had net operating loss carryforwards of RMB166,067 (US$ 24,793) derived from entities in the PRC and the U.S., which can be carried forward per tax regulation to offset future taxable income. The PRC net operating losses of RMB119,616 (US$ 17,858) will expire from 2022 to 2026 if not utilized. The U.S. net operating losses of RMB46,451 (US$ 6,935) can be utilized indefinitely.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.     RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions for the six months ended June 30, 2021 and 2022, or balances with the Group as of December 31, 2021 and June 30, 2022 consisted of:

Related Party	Nature of the party	Relationship with the Group
Dr. Yu	Individual	Co-Founder and Chairman with majority voting control*
Ms. Lin Yu	Individual	Director of the Group*
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd. (“Anpai”)	Health management	Equity investee of the Group
AnPac Beijing	Health management	Equity investee of the Group
Jiaxing Zhijun Sihang Investment Partnership Enterprises (limited partnership) (“Jiaxing Zhijun”)	Private equity investment	Shareholder
Jiaxing Zhijun Investment Management Co., Ltd. (“Zhijun”)	Investment management	General partner of the shareholder
CRS	Investor	Controlled by Dr. Chris Chang Yu
Jiangsu AnPac	Health management	Equity investee of the Group
Shanghai Yulin Information Technology Co., Ltd. (“Shanghai Yulin”)	Information technology	Controlled by Ms. Lin Yu
Weidong Dai	Individual	Director of the Group
Xuedong Du	Individual	Director of the Group
Rouou Ying	Individual	Supervisor of AnPac Lishui
Xing Pu	Individual	Director of AnPac Lishui
Shanghai Muqing Industrial Co., Ltd. (“Shanghai Muqing Industrial”)	Investor	Equity investee of AnPac Muqing
Shanghai Muqing Jiahe Healthcare Management Co., Ltd. (Shanghai Muqing Jiahe)	Health management	Controlled by Shanghai Muqing industrial
Advanced Life	Investor	The Group has a 40% equity interest
Annadi Life Therapeutics Co., Ltd (“Annadi”)	Health management	Controlled by Advance

*    Dr. Yu resigned from his position as the Chief Executive Officer (“CEO”) of the Company and Chairman of the Board on April 6, 2022 and was appointed as Co-Chairman and Co-CEO in May 2022. Ms. Lin Yu resigned from her position as director of the Board on July 19, 2021.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)
(a)	Related party balances

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Due from related parties:
Shanghai Yulin	10	10	1
Shanghai Muqing Jiahe	9	8	1
AnPac Beijing	200	—	—
Xuedong Du	116	116	17
Annadi	—	823	123
Rouou Ying	—	45	7
Total	335	1,002	149
Allowance	(135)	(134)	(19)
Due from related parties, net	200	868	130

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Due to related parties:
CRS	—	391	59
Zhijun	55	55	8
Jiaxing Zhijun	856	900	135
Jiangsu AnPac	3	1	—
Weidong Dai	10	1	—
AnPac Beijing	—	10	1
Shanghai Muqing Industrial	131	117	17
Advanced Life	491	—	—
Annadi	925	—	—
Total	2,471	1,474	220

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)
(b)	Related party transactions

For the six months ended June 30, 2021 and 2022, related party transactions consisted of the following:

	For the six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue received from AnPac Beijing	—	—	—
Revenue received from Jiangsu AnPac	115	2	—
Revenue received from Anpai.	1	—	—
Revenue received from Annadi	—	1,239	191
Consulting service received from AnPac Beijing	525	951	147
Consulting service received from Jiangsu AnPac	129	—	—
Rent from Shanghai Muqing industrial	158	32	5
Interest expense to Jiaxing Zhijun	1,779	—	—
Repayment of loan to CRS	3,648	—	—

(c)	Guarantor

The Group’s short-term borrowings of RMB 5,900 borrowing are guaranteed by Dr. Yu.

14.	COMMITMENTS AND CONTINGENCIES
(a)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. The Group accrues the liability when the loss is probable and reasonably estimable. On October 14, 2020, Cao Wang (a former employee) filed a lawsuit against Dr. Chis Chang Yu and the Company for a debt dispute of approximately RMB890 (US$133). This case is still under investigation by the court as of the date of this filing. As of December 31, 2021, the Group has recorded a liability of RMB890 (US$133) based on the best estimate of the management and the Company’s legal counsel as of December 31, 2021, which was included in accrued expenses and other current liabilities. On June 29, 2022, Cao Wang withdrew the lawsuit. As of June 30, 2022, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

15.     SUBSEQUENT EVENTS

On August 2, 2022, the Company’s board passed a preliminary plan to divest Changwei System Technology (Shanghai) Co., Ltd., a subsidiary focusing on research and development. On September 1, 2022, the Company sold its 100% ownership interest in Changwei System Technology (Shanghai) Co., Ltd. to two third parties for RMB365. Because this disposition does not represent strategic shift and has no significant effect on the Company’s operations and financial results, therefore, no discontinued operations were presented.

On September 25, 2022, the Company entered into an investment agreement with Shanghai Stonedrop Investment Management center (an existing shareholder of the Company) who agreed to invest a total of US$15,000 in the Company in five installments: US$3,000 in the fourth quarter of 2022, US$3,000 in the second quarter of 2023, US$3,000 in the fourth quarter of 2023, US$3,000 invest in the second quarter of 2024 and another US$3,000 in the fourth quarter of 2024. The Company expects the first installment of investment to be completed by December 2022. This agreement supersedes

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

the investment agreement signed on April 2, 2022. The Company has not received any money for this investment agreement till the filing date.

15.     SUBSEQUENT EVENTS (CONTINUED)

On September 25, 2022, the Company signed an investment agreement with Dr. Yu, who agreed to invest a total of US $10,000 in the Company in three installments: US $3,000 in the fourth quarter of 2022, US $3,000 in the third quarter of 2023 and US $4,000 in the third quarter of 2023. The purchase prices shall be 90% of the average closing share price of the first five trading days in (a) December 2022 for the first investment installment, (b) October 2023 and (c) February 2023. This agreement supersedes the investment agreement signed on April 7, 2022. The Company has not received any money for this investment agreement till the filing date.

On September 26, 2022, the Company signed investment agreements with nine third-party investors, who agreed to invest approximately US$3,700 in the Company at price of $0.1 per Class A ordinary share (36,729,613 Class A ordinary shares). The Company received approximately US$3,700 by November 30, 2022.

On October 3, 2022, the Company announced changes to its Board composition and management team. Mr. Haohan Xu was appointed as a director, Co-Chairperson of the Board and Co-Chief Executive Officer of the Company. Ms. Xiaoyu Li was appointed as a director and as Co-Chief Financial Officer of the Company. Mr. Tianruo (Robert) Pu was appointed as a director, Chairperson of the Audit Committee and member of the Compensation committee as well as the Nominating and Corporate Governance Committee. Mr. Zhigang (Frank) Zhao was appointed as a director, Chairperson of the Compensation Committee and member of the Audit Committee as well as the Nominating and Corporate Governance Committee. Mr. Honggang (Harvey) Tian was appointed as a director, chairperson of the nominating and corporate governance committee and member of the audit committee as well as compensation committee. In relation to the above appointments, each of Xing Pu, Ren Luo, Jianhua Shao and Guo Feng resigned as director and/or officers of the Company.

On October 12, 2022, the Company and Hunan Weitou Scientific Technology Co., Ltd. (“Weitou”) agreed to cancel the investment agreement signed on April 4, 2022, in which Weitou agreed to invest $3 million to the Company in exchange for 7,250,000 shares and provide a $3 million investment every six months during the 30 months after the first investment closed. The total investment was to be $15 million. The Company did not receive any money for this investment agreement.

On October 18, 2022, the Company announced that its Board authorized it to change the ratio of the Company’s ADSs to its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing twenty (20) Class A ordinary shares. The change in the ADS ratio became effective on November 4, 2022. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split, with all fractional shares being redeemed.

On January 13, 2023, the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market (the “Equity Rule”), unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”). The Company requested a hearing which automatically stayed any delisting or suspension action relating to the Company’s ADSs through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. The Company completed a hearing with the Panel on March 9, 2023.

In December 2022 and January 2023, the Company signed definitive investment agreements with several third-party investors. The investors agreed to purchase 29,714,279 newly issued Class A ordinary shares (1,485,714 ADSs”) of the Company at a price of US$0.175 per ordinary share or US$3.50 per ADS (1:20 ADS-to-share ratio), for a total purchase price of approximately US$5.2 million. Concurrently, for each Class A ordinary share purchased, the investors will receive

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

two warrants with each warrant to purchase one Class A ordinary share at an exercise price of US$0.21 per ordinary share (2,971,428 ADS an at exercise price of US$4.20 per ADS). The warrants will be exercisable for two (2) years from the date of issuance. The Company has received approximately $4.1 million by February 8, 2023.